06014191

Emergis

May 29, 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 0 6 2006
WASH. D.C. 185

OCE

John Sypnowich
Vice President and
General Counsel

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis settles claim against Washington utility for eInvoicing technology" dated May 26, 2006; and
- News Release entitled "Emergis expands its pharmacy management systems business in Ontario" dated May 29, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

JS/sll
Enclosures

dlw 6/7

1000, de Sérigny
6ième étage
Longueuil, Québec
J4K 5B1

Emergis

News release

Emergis expands its pharmacy management systems business in Ontario

Montréal, May 29, 2006 – Emergis Inc. (TSX: EME) today announced that it has acquired the pharmacy management systems business of FrontLine Solutions Inc. of Toronto for approximately $4 million in cash. With this acquisition, Emergis increases its presence in Ontario and now provides pharmacy management systems to some 2,900 pharmacies, or approximately 40% of all pharmacies in Canada. Pharmacy management systems automate the prescription fulfillment process and provide an integrated point-of-service solution for in-store operations.

"The acquisition of FrontLine strengthens Emergis' footprint in Ontario and reinforces our leadership position across Canada," said François Gratton, Vice-President and General Manager of Emergis' Provider Solutions Group. "Our strong national presence allows us to offer our customers best-of-breed solutions that support their current business, and will facilitate the deployment of future enhancements such as those which will enable pharmacies to participate in electronic drug information systems."

In the pharmacy sector, in addition to its pharmacy management systems business, Emergis operates an electronic network for the transport of prescription drug insurance claims that reaches virtually all pharmacies in Canada. The Company also provides drug claims management for major insurance companies and for two provincial workers' compensation boards. Emergis is also actively pursuing opportunities to provide electronic drug information systems to provincial governments.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. It also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in our annual report, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others,

information with respect to our objectives and the strategies to achieve those objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes our expectations as at May 29, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of our solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and timing of signing government contracts, customers developing internally the capability to perform the services which we perform on their behalf, our response to our industry's rapid rate of change, competition, pricing pressures, fluctuations in our operating results, our ability to make and integrate strategic acquisitions, failures or material changes in our strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, our ability to attract and retain key personnel, our ability to protect our intellectual property, intellectual property infringement claims, and industry and government regulation.

We caution that the foregoing list of material factors is not exhaustive. When relying on our forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, we do not assume any significant acquisitions, dispositions or one-time items. We do assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of Emergis' annual revenue. In addition, we also assume the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle which substantially affect our forecasting abilities. We have assumed a certain timing for the realization of these opportunities which we think is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of our revenue and earnings since they may involve significant up-front fees followed by reduced ongoing payments. We have assumed a certain progression which may not be realized. We have also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, each of these factors is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, please refer to our annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT MAY 29, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information:
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856

Emergis

> > > Communiqué de presse

Emergis étend ses activités dans le secteur des systèmes de gestion des pharmacies en Ontario

Montréal, le 29 mai 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui l'acquisition des activités de systèmes de gestion des pharmacies FrontLine Solutions Inc. de Toronto pour environ 4 millions $ en espèces. Grâce à cette acquisition, Emergis accentue sa présence en Ontario et fournit maintenant des systèmes de gestion des pharmacies à quelque 2 900 pharmacies ou environ 40 % de toutes les pharmacies au Canada. Les systèmes de gestion des pharmacies automatisent le processus d'exécution des ordonnances et fournissent une solution intégrée au point de service pour les activités en magasin.

« L'acquisition de FrontLine renforce la présence d'Emergis en Ontario et son leadership au Canada, a indiqué François Gratton, vice-président et directeur général du groupe Solutions aux professionnels de la santé d'Emergis. Notre solide présence à l'échelle nationale nous permet d'offrir à nos clients les meilleures solutions en leur genre pour soutenir leurs activités actuelles et facilitera le déploiement d'améliorations futures comme celles qui permettront aux pharmacies de participer aux systèmes électroniques d'information sur les médicaments. »

En plus de ses activités de systèmes de gestion des pharmacies, Emergis exploite, dans le secteur des pharmacies, un réseau électronique pour le transport des demandes de règlement d'assurance des médicaments d'ordonnance qui rejoint virtuellement toutes les pharmacies du Canada. La Société assure également la gestion des demandes de règlement de médicaments pour le compte des grandes compagnies d'assurance et pour deux commissions provinciales des accidents du travail. Emergis mise aussi beaucoup sur les occasions d'affaires que représente la mise en place par les gouvernements provinciaux de systèmes d'information sur les médicaments.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les

principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 29 mai 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 29 MAI 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements :
Médias : Ann-Marie Gagné, 450 928-6361
Investisseurs : John Gutpell, 450 928-6856

Emergis

>>> News release

Emergis settles claims against Washington utility for eInvoicing technology

Montréal, May 26, 2006 – Emergis Inc. (TSX: EME), a Canadian eBusiness company, today announced that its U.S.-based subsidiary Emergis Technologies, Inc. has settled its lawsuit against Avista Corporation of Spokane, WA, for infringement of Emergis' electronic invoicing and payment technology patent.

"The out-of-court settlement is part of a series of five settlements and licenses that Emergis has signed since the beginning of the year, and it is in line with our sustained efforts to enforce our intellectual property," said Marc Filion, Executive Vice-President at Emergis.

Emergis Technologies owns a U.S. patent that was granted in March 2000 for a process for the electronic receipt and payment of invoices. Emergis no longer offers an electronic invoicing and payment service, but continues to own the patent.

Avista Corporation is an energy company involved in the production, transmission and distribution of energy as well as other energy-related businesses.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, it delivers its solutions to the main insurance companies, top financial institutions, government agencies, large corporations, real estate lawyers and notaries and more than one third of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of May 26, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate strategic acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced on-going payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF MAY 26, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

-30-

Information:
Media: Ann-Marie Gagné, 450 928-6361
Investors: John Gutpell, 450 928-6856

Emergis

>>> Communiqué de presse

Emergis règle un litige avec un service public de Washington concernant sa technologie de facturation en ligne

Montréal, le 26 mai 2006 — Emergis inc. (TSX : EME), entreprise canadienne des affaires électroniques, a annoncé aujourd'hui que sa filiale américaine Emergis Technologies, Inc. a réglé un litige pour violation de son brevet technologique de facturation et de paiement en ligne avec Avista Corporation de Spokane, Washington.

« Le règlement à l'amiable fait partie d'une série de cinq règlements et licences qu'Emergis a signés depuis le début de l'année et s'insère dans nos efforts continus pour faire respecter notre propriété intellectuelle », a indiqué Marc Filion, vice-président exécutif chez Emergis.

Emergis Technologies détient le brevet américain qui a été octroyé en mars 2000 pour le processus électronique de réception et de paiement des factures. Emergis n'offre plus ce service, mais conserve néanmoins la propriété du brevet.

Avista Corporation est une société d'énergie se spécialisant dans la production, transmission et distribution d'énergie ainsi que dans d'autres activités liées au secteur de l'énergie.

À propos d'Emergis
Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, à de grandes entreprises, à des avocats ou à des notaires en droit immobilier, ainsi qu'à plus du tiers de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir

l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 26 mai 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions stratégiques et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter au Rapport annuel 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 26 MAI 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements :
Médias : Ann-Marie Gagné 450 928-6361
Investisseurs : John Gutpell 450 928-6856